

May 26, 2015

Via E-mail
Mr. Paul H. McDonough
Senior Vice President and Chief Financial Officer
OneBeacon Insurance Group, Ltd.
601 Carlson Parkway
Minnetonka, Minnesota 55305

> **Re:** **OneBeacon Insurance Group, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-33128**

Dear Mr. McDonough:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

Note 3. Unpaid Loss and Loss Adjustment Expense ("LAE") Reserves
2014 Fourth Quarter Loss and LAE Reserve Increase, page F-16

1. You attribute the need for an enhanced actuarial and claims review during the fourth quarter of 2014 to increased levels of loss and LAE activity in the second and third quarter of 2014 that continued into the early part of the fourth quarter. Please tell us whether you disclosed the existence of the increased loss reporting and the potential impact on your loss reserves in your Forms 10-Q for June 30, 2014 and/or September 30, 2014. If so, tell us where you made these disclosures. If not, please tell us why you did not make them.

Note 5. Investment Securities, page F-20

2. Refer to your disclosure of debt securities issued by industrial corporations, common equity securities and asset-backed securities herein. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your determination of "major security types" and "classes" of securities that you present. In this regard, tell us your basis for the disaggregation of debt securities issued by corporations and common equity securities by industry classification in the table on page F-26 and of asset-backed securities by agency and non-agency type and type of collateral on page F-31.

3. Refer to your fair value measurements disclosures beginning on page F-25. Please provide us proposed revised disclosure to be included in future periodic reports that describes, for each "class" (see comment 2 above) of Level 2 and Level 3 fixed maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or me at (202) 551-3679 if you have questions regarding the comments.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant